Exhibit 99.1

KUKE Announces Purchase Terms with Naxos One

BEIJING, May 24, 2024 (GLOBE NEWSWIRE) -- Kuke Music Holdings Limited (“Kuke” or the “Company”) (NYSE: KUKE), the leading classical music service platform in China, is pleased to announce that on May 24, 2024, it has signed a non-binding term sheet (the “Term Sheet”) with Naxos One Holding Limited (“Naxos One”), a limited liability company incorporated under the laws of the British Virgin Islands. The Term Sheet contemplates that Kuke will acquire a majority stake in two of the controlled subsidiaries of Naxos One, Angelina Assets Limited and HNH International Limited, the holding companies of the Naxos Music Group, a world-leading classical music brand and one of the largest distributors of independent classical record labels in the world (the “Naxos Group”). A director of Kuke is the controlling shareholder of Naxos One.

The closing of the acquisition will be subject to entering into definitive agreements and the satisfaction of customary conditions, including Kuke’s satisfaction with its due diligence regarding Naxos Group, and there is no assurance such transaction will be completed.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries, and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China. For more information about Kuke, please visit https://ir.kuke.com/

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statements filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Kuke Music Holding Limited

Investor Relations

Email: ir@kuke.com